[Cousins Properties Incorporated Letterhead]

May 6, 2019

Via EDGAR and Email

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kim McManus

Re:	Cousins Properties Incorporated Registration Statement on Form S-4 File No. 333-230968

Dear Ms. McManus:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cousins Properties Incorporated (“Cousins”) hereby requests acceleration of effectiveness of the above-referenced registration statement so that it may become effective at 5:00 p.m., Eastern time, on May 8, 2019 or as soon as possible thereafter.

Please direct any questions regarding this request to David E. Shapiro ((212) 403-1314; DEShapiro@wlrk.com) or Jenna E. Levine ((212) 403-1172; JELevine@wlrk.com) of Wachtell, Lipton, Rosen & Katz.  In addition, please notify Mr. Shapiro or Ms. Levine when this request for acceleration has been granted.

Sincerely,

Cousins Properties Incorporated

By:	/s/ Pamela F. Roper
Pamela F. Roper
Executive Vice President, General Counsel and Corporate Secretary

cc:

TIER REIT, Inc.

5950 Sherry Lane, Suite 700

Dallas, Texas 75225

Attention:	Chief Legal Officer
Facsimile:	(214) 365-7112
Email:	tschelin@tierreit.com

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	David E. Shapiro

Jenna E. Levine
Facsimile:	(212) 403-2000
Email:	deshapiro@wlrk.com
jelevine@wlrk.com

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention:	John T. Haggerty
Scott Chase
Facsimile:	(617) 649-1411
Email:	jhaggerty@goodwinlaw.com
schase@goodwinlaw.com